Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS
(in millions)

	For the Years Ended December 31

	2004	2003	2002	2001		2000

Earnings
Income before income taxes and cumulative effects of changes in accounting principles (a)	$4,853	$1,339	$1,064	$(7,325)		$8,387
Less: Equity in net (income)/loss of affiliates include in income before income taxes	(240)	(155)	137	550		50

Adjusted income	4,613	1,184	1,201	(6,775)		8,437
Adjusted fixed charges (b)	7,736	8,466	9,696	11,259		11,226

Earnings	$12,349	$9,650	$10,897	$4,484		$19,663

Combined Fixed Charges and Preferred Stock Dividends
Interest expense (c)	$7,128	$7,706	$8,847	$10,830		$10,781
Interest portion of rental expense (d)	565	524	448	394		369
Preferred Stock dividend requirements of majority owned subsidiaries and trusts	—	190	353	55		55

Fixed charges	7,693	8,420	9,648	11,279		11,205
Ford Preferred Stock dividend requirements (e)	—	—	22	22		22

Total combined fixed charges and Preferred Stock dividends	$7,693	$8,420	$9,670	$11,301		$11,227

Ratios
Ratio of earnings to fixed charges	1.6	1.1	1.1	(f	)	1.8
Ratio of earnings to combined fixed charges and Preferred Stock dividends	1.6	1.1	1.1	(f	)	1.8
Discontinued operations are excluded from all amounts.

(a)	Income before taxes includes equity income from unconsolidated subsidiaries.

(b)	Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and Preferred Stock dividend requirements of majority owned subsidiaries and trusts. (Capitalized interest: 2004 — $57 mil; 2003 — $63 mil; 2002 — $46 mil; 2001 — $44 mil; 2000 — $32 mil)

(c)	Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.

(d)	One-third of all rental expense is deemed to be interest.

(e)	Preferred Stock dividend requirements of Ford Motor Company were increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company’s effective income tax rates.

(f)	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges by $6.8 billion.